PROSPECTUS SUPPLEMENT	REGISTRATION NO. 333-89355
(To Prospectus dated March 11, 2009)	Filed Pursuant to Rule 424(b)(3)

1,000,000,000 Depositary Receipts
Biotech HOLDRS (SM) Trust

This prospectus supplement supplements information contained in the prospectus dated March 11, 2009 relating to the sale of up to 1,000,000,000 depositary receipts by the Biotech HOLDRS (SM) Trust.

The share amounts specified in the table in the “Highlights of Biotech HOLDRS” section of the base prospectus shall be replaced with the following:

Name of Company[1]	Ticker	Share Amounts	Primary Trading Market
Affymetrix, Inc.	AFFX	4.0000	NASDAQ
Alkermes, Inc.	ALKS	4.0000	NASDAQ
Amgen Inc.	AMGN	64.4800	NASDAQ
Biogen IDEC Inc.	BIIB	26.9500	NASDAQ
Celera Corporation	CRA	4.0000	NASDAQ
Enzon Pharmaceuticals, Inc.	ENZN	3.0000	NASDAQ
Genzyme Corporation	GENZ	14.0000	NASDAQ
Gilead Sciences, Inc.	GILD	64.0000	NASDAQ
Human Genome Sciences, Inc.	HGSI	8.0000	NASDAQ
Life Technologies Corporation	LIFE	8.1774	NASDAQ
QLT Inc.	QLTI	5.0000	NASDAQ
Sepracor Inc.	SEPR	6.0000	NASDAQ
Shire plc	SHPGY	6.8271	NASDAQ

The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

The date of this prospectus supplement is April 29, 2009.

1 The merger of Genentech, Inc. and Roche became effective on March 26, 2009.  As a result, Genentech, Inc. will no longer be an underlying constituent of the Biotech HOLDRS (SM) Trust.  In connection with the merger, shareholders will receive $95.00 in cash for each share of Genentech, Inc., and The Bank of New York Mellon will receive $8,360.00 for the 88 shares of Genentech, Inc. per 100 share round-lot of Biotech HOLDRS.  The Bank of New York Mellon distributed the cash at a rate of $83.60 per depositary share of Biotech HOLDRS less custody fees of $0.024.  The record date and the payable date for the distribution was April 3, 2009 and April 28, 2009, respectively.